Exhibit 4.7

AGREEMENT

ON

THE MANAGEMENT OF THE IMPLEMENTATION OF THE MANAGEMENT IMPROVEMENT PLAN

Woori Finance Holdings Co., Ltd. (“WFH”) and Hanvit Bank (“Hanvit”) made and entered into the following agreement (the “Agreement”) to concretely implement theAgreement on Implementation of the Management Improvement Plan (“Management Improvement Plan”) between WFH and Korea Deposit Insurance Corporation (“KDIC”) dated July 2, 2001, under Article 6 (Execution of Agreement between WFH and the Subsidiaries) of the Management Improvement Plan.

Article 1 Purpose

1.1	The purpose of this agreement is to set forth the terms and conditions required for WFH to define the roles of WFH and Hanvit, the authority of WFH over Hanvit, the obligations and responsibilities of Hanvit to WFH, so that WFH may become a competitive financial group (the “Group”) and increase its corporate value and any other items necessary to recover public funds invested in Hanvit in a timely and profitable manner.

Article 2 Roles of WFH

WFH will fulfill the following items to effectively implement its overall business policies and strategies, including:

2.1	Assign individual business goals to each of its subsidiaries to achieve the overall goal of the Group;

2.2	Discuss and coordinate any decisions that may have a material impact on Hanvit, such as business plan, capital budgeting, dividend policy, and capital increases;

2.3	Manage and develop Hanvit’s human resource and implement an education program on a Group basis;

2.4	Enact, amend, or abolish articles or provisions of relevant rules and regulations, in order to efficiently implement business management of Hanvit as defined in Article 15 of the Financial Holding Company Act;

2.5	Establish and manage the criteria used to evaluate the business performance and compensation scheme of Hanvit and its senior management;

2.6	Examine, or request for an examination, of the business activities and the assets of Hanvit if WFH deems it necessary to do so, and exercise any corrective action and requests to reprimand any employees concerned for violations of any relevant regulations and rules, or any unfair or wrongful business activities;

2.7	Manage public relations activities of Hanvit and rebrand the Group’s corporate identity;

2.8	Organize and manage task forces for special projects, as well as, request to assign employees of Hanvit to various task forces;

2.9	Request to amend the business action plans of Hanvit under the Agreement;

2.10	Request to submit amendments to the Business Normalization Plan which was entered into between KDIC and Hanvit; and

2.11	Request for necessary measures regarding Hanvit in order to achieve WFH’s business goals and enhance its corporate value.

Article 3 Roles of Hanvit

Hanvit will fulfill the following items to effectively implement WFH’s business policies and strategies:

3.1	Achieve the business goals as assigned by WFH;

3.2	Consult with WFH regarding decisions that may have a material impact on their management, such as business plans, capital budgeting, dividend policy, capital increases, and appointment of senior management;

3.3	Establish and implement an Action Plan (as defined hereinafter) regarding WFH’s business improvement strategy and business restructuring;

3.4	Provide regular and timely reporting of Hanvit’s business performance;

3.5	Observe relevant rules and regulations applicable to the Group which are enacted by WFH;

3.6	Agree to share consulting fees or expenses incurred for the purpose of building and implementing the Group’s business strategy, provided that Hanvit benefits from such consulting services;

3.7	Dispatch employees to special task forces deemed necessary by the Group;

3.8	Cooperate and support examinations or requests for examination by WFH, and report to WFH actions and results of correction or reprimand as a result of examination; and

3.9	Implement any other necessary measures as required by WFH.

Article 4 Action Plan

4.1	WFH may request Hanvit to submit its action plan (“Action Plan”) necessary for WFH’s efficient implementation of the Management Improvement Plan, and Hanvit shall submit to WFH the Action Plan within one month from the receipt of such request.

4.2	The Action Plan as referred in Section 4.1 should include the following:

4.2.1	Quarterly milestones to achieve target financial ratios as referred in “Appendix 1”;
4.2.2	Business execution plans in connection to “Appendix 2”; and
4.2.3	Any additional factors as requested by WFH.

Article 5 Request for Proposed Supplements to the Action Plan

5.1	In the event where it is deemed that Hanvit is not likely to implement the Action Plan due to revision of applicable laws and regulations, changes in the external environments such as substantial changes in the market conditions and changes in WFH’s business strategies, Hanvit may immediately report to WFH thereof and subsequently submit to WFH the proposed amendments to the Action Plan (“Proposed Amendments to the Action Plan”)

5.2	In order to successfully achieve targets as described in the Management Improvement Plan, WFH may request Hanvit to submit a proposed supplemental plan or such necessary measures as correction or changes to the Action Plan or Proposed Amendments to the Action Plan in Section 5.1, Hanvit should follow the request in the determined periods.

5.3	In case the event described in Section 5.1 occurs or in any other event that may threaten the attainment of the objectives under the Management Improvement Plan because Hanvit does not implement the Action Plan, WFH may request Hanvit to modify the Action Plan to include the following:

5.3.1	Restrict sales of specific financial products;
5.3.2	Restrict investments on fixed assets, entry to new business, or new investment in stock;
5.3.3	Prohibit acquisition of assets with high risk of default or price volatility, or dispose high risk assets that has already been purchased;

5.3.4	Improve or reduce manpower and organization; and
5.3.5	Close, unify, or restrict new establishment of branch and organization, and dispose subsidiaries of the Hanvit.

Article 6 Obligations to Implement the Action Plan

6.1	Hanvit shall be obligated to implement in good faith the Action Plan except for the occurrence of a natural disaster, material national economic crisis or any other events of the force majeure (collectively, the “Event of Force Majeure”).

6.2	Hanvit shall obtain and submit to WFH the Letter of Undertaking, in the form designated under the Action Plan as attached hereto, each of which shall have been signed by the incumbent officers as of the effective date of this Agreement and any other officer to be appointed by Hanvit during the term of this Agreement.

6.3	Except for the case where Hanvit fails to perform its obligations to implement the Action Plan in the Event of the Force Majeure as specified in Section 6.1 above, Hanvit shall not deny that such failure was caused by or resulted from its willful misconduct or negligence or any other similar reasons attributable to it. Furthermore, Hanvit shall not claim that any problems arising out of the relationship with the officers or employees, labor unions, creditors, debtors or any other interested parties of it shall be deemed as one of the Events of Force Majeure.

Article 7 Reporting and Reviewing on Implementation of the Action Plan

7.1	Hanvit must submit to WFH a report on the implementation of the Action Plan (“Implementation Report”) so that WFH may inspect the process of the implementation of the Action Plan and such report shall include the following matters:

7.1.1	Summary of changes in the market conditions during the relevant term;
7.1.2	Overview on the business and financial conditions including financial statements;
7.1.3	Description of the goals to be performed or attained during the relevant term in respect of each plan itemized in the Action Plan;
7.1.4	Contents and results of performance of each itemized plan as specified in the foregoing Section 7.1.3;
7.1.5	Any issues or problems incurred in the course of fulfilling the Action Plan during the relevant term;
7.1.6	Any itemized plans resulting in poor performance, the reasons thereof and measures for the remedy thereof; and
7.1.7	Any Action Plan for the immediately following term.

7.2	When reporting each of the items specified in the foregoing Section 7.1, Hanvit shall not impair the accuracy and the integrity of the Implementation Report by adopting any discretionary accounting methods or any other means.

7.3	Hanvit shall submit to WFH the Implementation Report under Section 7.1 on a quarterly basis within one (1) month from the end of each fiscal quarter.

7.4	WFH may request Hanvit to submit additional materials in addition to the report specified in Section 7.3 and Hanvit shall not reject WFH’s request for such additional materials without any special reason.

7.5	Upon review of the Implementation Report or additional materials as specified in Sections 7.1 and 7.4, WFH may inspect Hanvit’s operations and financial conditions if WFH deems it necessary to reveal the reasons for lack of performance.

Article 8 Request for Proposed Amendments to the Business Normalization Plan

8.1	If WFH deems it necessary for effective implementation of the Management Improvement Plan, WFH may request Hanvit to submit to KDIC the proposed amendments to the Business Normalization Plan

(“Proposed Amendments to the Business Normalization Plan”) in connection to the Business Normalization Plan that was made and entered into by and between KDIC and Hanvit.

8.2	Without any reasonable excuse, Hanvit must submit to KDIC the Proposed Amendments to the Business Normalization Plan within one month from the receipt of such request.

Article 9 Measures against the Failure of Implementation

9.1	In the event where it is deemed that Hanvit fails to perform any obligations hereunder, WFH may request Hanvit to take any of the following measures with respect to its officers or employees, which may include cautions, warnings, reprimands, salary reductions, suspensions, and dismissals, and in these cases Hanvit shall take such measures as requested by WFH and submit to WFH a report on the results of such measures taken by it.

9.2	In the event where Hanvit’s officers or employees delay in making such reports or make a false or fraud statement in such reports as specified in Article 7 or refuse, interrupt, or neglect any performance of its obligations or any requests made by WFH according to this Agreement including but not limited to the provisions of Articles 2, 4, and 8, WFH may request Hanvit to take any measures specified in Section 9.1 above and Hanvit shall take immediately take such measures and submit to WFH the results of such measures taken by it.

Article 10 Effective Period

10.1	This Agreement shall become effective from the date on which WFH and Hanvit has affixed their respective seals and signatures hereto.

10.2	This Agreement shall become null and void at the time when Hanvit is no longer a subsidiary of WFH in accordance with relevant laws and regulations unless there exists any other special reason.

10.3	In such case KDIC is no longer the largest shareholder of WFH and the Management Improvement Plan shall no longer be in effect as stated in Section 13.2 of the Management Improvement Plan, this Agreement shall continue to be in effect so long as Hanvit is a subsidiary of WFH in accordance with relevant laws and regulations. However, this Agreement shall cease once a mutual agreement has been made between WFH and Hanvit.

Article 11 Miscellaneous

11.1	If any term or provision hereof is invalid or unenforceable for any reasons whatsoever, such invalidity or unenforceability does not affect the remaining parts of this Agreement.

11.2	Any dispute arising out of or in connection with this Agreement or the performance of obligations hereunder shall be submitted to the non-exclusive jurisdiction of the Seoul District Court to be a court of the first instance.

11.3	In the case there exist any discrepancies regarding the interpretation of this Agreement, Hanvit will respect the interpretation by WFH to the extent that such interpretation is consistent with the purpose of this Agreement as set out in Article 1 above.

11.4	This Agreement shall not affect any rights reserved by WFH as a shareholder or creditor, or any rights reserved by it under the Financial Holding Company Act and other relevant laws and regulation.

Supplementary Provision

Article 1 Effective Date of this Agreement and Conditions to Invalidity

This Agreement shall be in effect pursuant to the resolutions of Hanvit’s board of directors on July 12, 2001 regarding the execution of this Agreement and provided that, the parties hereto fully understand such resolution.

July 12, 2001

Woori Finance Holdings Co., Ltd.	Chairman	Byung Chul Yoon

Hanvit Bank	Chief Executive Officer	Duk Hoon Lee

Appendix I. Supplement Management Normalization Plan for Woori Bank

A. Financial Ratio Targets (Minimum Requirements)

(%, W100m)
Items	2003				2004
	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
Capital adequacy ratio (%)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5
Return on total assets (%)	0.9	1.0	1.0	1.0	1.0	1.0	1.0	1.1
Expense-to-revenue ratio (%)	46.0	46.0	45.5	45.0	44.0	43.0	42.5	42.0
Operating income per employee	3.0	3.1	3.1	3.2	3.5	3.6	3.6	3.7
Non-performing loan ratio (%)	2.8	2.7	2.6	2.5	2.4	2.3	2.2	2.0
Net non-performing loan ratio (%)	1.5	1.5	1.5	1.5	1.4	1.4	1.3	1.2

*	In the case that total provisioning amounts in 2003 are below expected amounts (W640 bn), the return on total assets may be adjusted to reflect the difference.
**	In the case that IT-related costs are below expected amounts (W201.2 bn in 2003, W243.8 bn in 2004), the return on total assets and expense-to-revenue ratio may be adjusted to reflect the difference.

B. Other Financial Targets (Minimum Requirements)

(W100m)
	2003	2004
Adjusted operating income	32,800	38,400

C. Non-Financial Targets

Business			Plan	Target Date
Restructuring of banking sector	■		Support restructuring efforts of Kwangju Bank and Kyongnam Bank	Continuous
		•	Standardize management by sector and share infrastructure
	■		Execute agent fee agreement with Woori Credit Card	Jun 2003, Mar 2004
Other businesses	■		Continue and improve operation on system set out from previous Management Normalization Plan	Continuous
	■		Set up effective operation plan on manpower and expenses	Continuous

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